



03 AUG 19 AM 7:21

CHOHUNG BANK

Chohung Bank, 14,Namdaemoon-Ro 1 Ka, Chung-Ku, Seoul, Korea

Facsimile

Date : Aug.18, 2003 Number of pages : 2

To : Ms. Sandra Kinsey
Office of Int'l Corporate Finance
SEC
Tel:202-942-2990
Fax:202-942-9624

From : Gonhahk Lee
IR Dept.
Chohung Bank
Tel : 822-2010-2490
Fax : 822-3700-4923

SUPPL

Subject : Bank's notice

File Number : 82-4506

Dear Ms. Sandra Kinsey

Enclosed please find the "Bank's notice of Extra Ordinary Meeting of Shareholders."

The original copies will be forwarded to you via express mail.

Should you have any questions, please contact me at any time.

Best regards,

Dlw 8/19

CHOHUNG BANK



August 14, 2003

NOTICE
OF
EXTRA ORDINARY MEETING
OF SHAREHOLDERS

I,being a duly authorized officer of Chohung Bank, hereby notify the resolution of the Board Meeting held on August 8,2003, regarding the Extra Ordinary Meeting of Shareholders.

Meeting Details	The Extra Ordinary Meeting of Shareholders will be held at the Chohung Bank Head Office, 3rd Floor, at 10:00 a.m. Tuesday August 26th, 2003 (local time)
Meeting Agenda	Appointment of members of the Board of Directors.

Note to Agenda

Directors shall be elected at the meeting. The candidates are as follows ;

* Standing Director

Name	Age	Work Experience
Dong Soo Choi	57	Director and Deputy President, Chohung Bank Director, LG Merchant Bank

* Non-Standing Director

Name	Age	Position outside the Bank
In Ho Lee	60	Vice Chairman, Shinhan Bank
Young Hwi Choi	58	CEO & President, Shinhan Financial Group

By : 

Hee-Sung Park
Head of Investor Relations Dept.

C.P.O. Box 2997 · Seoul 100-629, Korea · Phone: 822-733-2000